                                                         DRAFT OF JULY 26, 2000

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                       FOR THE QUARTER ENDED JUNE 30, 2000

                                 AMDOCS LIMITED

                       Tower Hill House Le Bordage GY1 3QT
               St. Peter Port, Island of Guernsey, Channel Islands

                                 --------------

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                          Form 20 F X Form 40 F
                                   --           ----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  YES     NO X
                                      ---   --

                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                       FOR THE QUARTER ENDED JUNE 30, 2000

                                      INDEX

PART I            FINANCIAL INFORMATION

                  Item 1.  Financial Statements

                              Unaudited Consolidated Financial Statements

                                  Consolidated Balance Sheets

                                  Consolidated Statements of Operations

                                  Consolidated Statement of Changes in
                                  Shareholders' Equity

                                  Consolidated Statements of Cash Flows

                                  Notes to Unaudited Consolidated Financial
                                  Statements

                  Item 2. Management's Discussion and Analysis of Results of Operations and Financial Condition

PART II           OTHER INFORMATION


                  Item 6.  Exhibits and Reports on Form 6-K

                  SIGNATURES

                  EXHIBIT INDEX

Part I   Financial Information
Item 1.  Financial Statements

                                 AMDOCS LIMITED
                          CONSOLIDATED BALANCE SHEETS
                   (in U.S. dollars, unless otherwise stated)
                      (in thousands, except per share data)


                                                                                                As of

                                                                                  ----------------------------------
                                                                                    June 30,         September 30,
                                                                                      2000               1999
                                                                                  --------------    ----------------
                                   ASSETS                                          (unaudited)
Current Assets:

   Cash and cash equivalents                                                      $    302,972      $      85,174
   Short-term interest-bearing investments                                               7,880                  -
   Accounts receivable, including unbilled of $12,342 and $3,415, less
     allowances  of $7,021  and $0, respectively                                       251,246            145,184
   Accounts receivable from related parties, including unbilled of $132 and
     $828, respectively                                                                 30,666             14,128
   Deferred income taxes and taxes receivable                                           33,497             29,899
   Prepaid expenses and other current assets                                            32,356             16,390
                                                                                  --------------       ------------
   Total current assets                                                                658,617            290,775

Equipment, vehicles and leasehold improvements, net                                    106,003             83,997
Deferred income taxes                                                                   13,820              5,605
Goodwill and other intangible assets, net                                            1,062,322             20,742
Other noncurrent assets                                                                 35,995             28,892
                                                                                  --------------    ----------------
Total assets                                                                      $  1,876,757      $     430,011
                                                                                  ==============    ================




                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
   Accounts payable and accrued expenses                                           $   120,953        $    68,594
   Accrued personnel costs                                                              61,046             40,092
   Short-term financing arrangements                                                        --              2,381
   Deferred revenue                                                                    126,719            104,688
   Short-term portion of capital lease obligations                                       5,813              5,722
   Deferred income taxes and taxes payable                                              79,438             33,412
                                                                                  --------------    ----------------
   Total current liabilities                                                           393,969            254,889

Long-term portion of capital lease obligations                                          14,851             17,148
Deferred income taxes                                                                   10,474                 --
Other noncurrent liabilities                                                            51,245             34,237
                                                                                  --------------    ----------------
Total liabilities                                                                      470,539            306,274
                                                                                  --------------    ----------------

Shareholders' Equity:
   Preferred Shares - Authorized 25,000 shares;
     Pound Sterling 0.01 par value; 0 issued and outstanding                                 -                  -
   Ordinary Shares - Authorized 550,000 shares;
     Pound Sterling 0.01 par value; 220,986 and 198,800 outstanding,
     respectively                                                                        3,536              3,181
   Additional paid-in capital                                                        1,772,326            489,099
   Accumulated other comprehensive income (loss)                                         2,556             (1,157)
   Unearned compensation                                                                (1,629)            (3,830)
   Accumulated deficit                                                                (370,571)          (363,556)
                                                                                  --------------    ----------------
   Total shareholders' equity                                                        1,406,218            123,737
                                                                                  --------------    ----------------
Total liabilities and shareholders' equity                                        $  1,876,757       $    430,011
                                                                                  ==============    ================



            The accompanying notes are an integral part of these unaudited consolidated financial statements.

                                 AMDOCS LIMITED
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                                (in U.S. dollars)
                      (in thousands, except per share data)



                                                       Three months ended                     Nine months ended
                                                            June 30,                              June 30,
                                              -------------------------------------    --------------------------------
                                                   2000                 1999               2000                  1999
                                              ----------------    -----------------    -------------      -------------
Revenue:
  License (*)                                  $    32,663         $    19,639          $    89,606         $  51,987
  Service (*)                                      264,339             145,245              713,647           392,152
                                              ----------------    -----------------    -------------      -------------
                                                   297,002             164,884              803,253           444,139
                                              ----------------    -----------------    -------------      -------------
Operating expenses:
  Cost of license                                    1,715               1,367                4,346             4,060
  Cost of service (*)                              167,686              94,456              462,425           254,651
  Research and development                          20,275              11,005               52,958            28,524
  Selling, general and administrative (*)           37,321              20,274               97,868            53,336
  Amortization of goodwill and purchased
     intangible assets                              54,070                  --               56,870               --
  In-process research and development
     and other indirect acquisition
     related costs                                  55,741                  --               75,617               --
                                              ----------------    -----------------    -------------      -------------
                                                   336,808             127,102              750,084           340,571
                                              ----------------    -----------------    -------------      -------------

Operating income (loss)                            (39,806)             37,782               53,169           103,568
Other income (expense), net                          3,355              (1,467)               6,018            (5,420)
                                              ----------------    -----------------    -------------      -------------
Income (loss) before income taxes                  (36,451)             36,315               59,187            98,148
Income taxes                                        30,708              10,894               66,202            29,444
                                              ----------------    -----------------    -------------      -------------
Net income (loss)                              $   (67,159)        $    25,421          $    (7,015)        $  68,704
                                              ================    =================    =============      =============


Basic earnings (loss) per share                $     (0.31)        $      0.13          $     (0.03)        $    0.35
                                              ================    =================    =============      =============


Diluted earnings (loss) per share              $     (0.31)        $      0.13          $     (0.03)        $    0.34
                                              ================    =================    =============      =============

  Basic weighted average number of
     shares outstanding                             219,962            197,322              208,706           196,976
                                              ================    =================    =============      =============


  Diluted weighted average number of
     shares outstanding                             219,962            200,310              208,706           199,649
                                              ================    =================    =============      =============

(*)  See Note 3.


            The accompanying notes are an integral part of these unaudited consolidated financial statements.

                                 AMDOCS LIMITED
                        CONSOLIDATED STATEMENT OF CHANGES
                       IN SHAREHOLDERS' EQUITY (UNAUDITED)
                                (in U.S. dollars)
                                 (in thousands)





                                                                     Accumulated
                                                                        Other
                                   Ordinary Shares     Additional   Comprehensive                                     Total
                              -----------------------   Paid-in        Income         Unearned      Accumulated    Shareholders'
                                 Shares      Amount     Capital        (Loss)      Compensation       Deficit         Equity
                              ------------  ---------  -----------  -------------  --------------   -----------    ------------

Balance as of September 30,
     1999                          198,800      $3,181  $  489,099     $(1,157)       $(3,830)        $(363,556)    $   123,737

Net Loss                             -             -           -          -               -              (7,015)         (7,015)

Issuance of ordinary shares
     related to
     acquisitions, net              20,297         325   1,263,233        -               -                 -         1,263,558

Employees' stock options
     exercised                       1,889          30      19,814        -               -                 -           19,844

Unrealized gain on other
     comprehensive income,
     net of $1,591 tax               -             -           -         3,713            -                 -            3,713

Stock options granted, net
     of forfeitures                  -             -           180        -               -                 -              180

Amortization of unearned
     compensation                    -             -           -          -             2,201               -            2,201
                               ------------  ---------  -----------  -------------  --------------   -----------    ------------
Balance as of June 30, 2000        220,986      $3,536  $1,772,326     $ 2,556        $(1,629)        $(370,571)    $1,406,218
                               ============  =========  ===========  =============  ==============   ===========    ============



            The accompanying notes are an integral part of these unaudited consolidated financial statements.

                                 AMDOCS LIMITED
                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                (in U.S. dollars)
                                 (in thousands)



                                                                      Nine months ended June 30,
                                                                     2000                    1999
                                                              --------------------    -------------------
Cash flow from Operating Activities:
Net income (loss)                                                  $    (7,015)            $   68,704
Reconciliation of net income to net cash provided by
     operating activities:
   Depreciation                                                         24,818                 13,763
   Amortization                                                         63,324                  8,211
   In-process research and
     development expenses                                               70,430                     --
   Loss on sale of equipment                                               163                    518
   Deferred income taxes                                                     5                  1,368
   Unrealized income on other comprehensive income                       5,304                  5,789
Net changes in operating assets and liabilities:

   Accounts receivable                                                 (48,585)               (64,143)
   Prepaid expenses and other current assets                           (10,438)                (8,848)
   Other noncurrent assets                                              (6,687)                (6,827)
   Accounts payable and accrued expenses                                21,768                 17,204
   Deferred revenue                                                     17,486                 63,503
   Income taxes payable                                                 39,614                 (2,146)
   Other noncurrent liabilities                                         16,409                  5,704
                                                              --------------------    -------------------
Net cash provided by operating activities                              186,596                102,800
                                                              --------------------    -------------------

Cash flow from Investing Activities:
Proceeds from sale of equipment, vehicles and leasehold
     improvements                                                        1,007                  1,212
Payments for purchase of equipment, vehicles, leasehold
     improvements and other                                            (42,320)               (32,913)
Purchase of short-term interest-bearing investments, net                (7,880)                    --
Net cash acquired in acquisitions                                       67,803                     --
                                                              --------------------    -------------------
Net cash provided by (used in) investing activities                     18,610                (31,701)
                                                              --------------------    -------------------

Cash flow from Financing Activities:
Net proceeds from issuance of ordinary shares                               --                 42,535
Net proceeds from employee stock options exercised                      19,844                     --
Payments under short-term finance arrangements                        (284,464)              (293,012)
Borrowings under short-term finance arrangements                       282,083                228,008
Principal payments under long-term capital lease
obligations                                                             (4,871)                (2,941)
                                                              --------------------    -------------------
Net cash provided by (used in) financing activities                     12,592                (25,410)
                                                              --------------------    -------------------

Net increase in cash and cash equivalents                              217,798                 45,689
Cash and cash equivalents at beginning of period                        85,174                 25,389
                                                              --------------------    -------------------

Cash and cash equivalents at end of period                         $   302,972             $   71,078
                                                              ====================    ===================

Supplementary cash flow information
Cash paid for:


   Income taxes, net of refunds                                    $    24,234             $   26,710
   Interest                                                              1,988                  4,582


Non-cash investing and financing activities

Capital lease obligations of $2,516 and $7,881 were incurred during the nine months ended June 30, 2000 and 1999, respectively, when the Company (as hereinafter defined) entered into lease agreements for the purchase of fixed assets.
The Company issued 6,451 ordinary shares and 1,103 options in connection with the acquisition of ITDS (as hereinafter defined). The Company issued 13,846 exchangeable shares and 1,654 options in connection with the acquisition of Solect (as hereinafter defined). See Note 2.

         The accompanying notes are an integral part of these unaudited consolidated financial statements.

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                (in U.S. dollars)
                      (in thousands, except per share data)

1.   Basis of Presentation

     Amdocs Limited (the "Company") is a leading provider of software products and services to the communications industry. The Company designs, develops, markets and supports information systems solutions to major wireless wireline and Internet companies throughout the world.

     The unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included therein and are of a normal recurring nature.

     The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations for the interim periods in which changes are determined to be necessary.

     The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full year. These statements, however, do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. These statements should be read in conjunction with the Company's consolidated financial statements for the year ended September 30, 1999 set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

     The Company classifies all of its short-term interest-bearing investments as available-for-sale securities. Such short-term interest-bearing investments consist primarily of United States governmental securities which are stated at market value. Unrealized gains and losses are comprised of the difference between market value and amortized cost of such securities and are reflected, net of tax, as other comprehensive income in shareholders' equity. Realized gains and losses on short-term interest-bearing investments are included in earnings and are derived using the specific identification method for determining the cost of securities. It is the Company's intent to maintain a liquid portfolio to take advantage of investment opportunities; therefore, all securities are considered to be available-for-sale and are classified as current assets.

2.   Acquisitions

     ITDS

     On November 30, 1999, the Company completed the purchase of International Telecommunication Data Systems, Inc. (ITDS), in a stock-for-stock transaction. ITDS is a leading provider of solutions for outsourcing of billing operations to communications companies. The total purchase price of $188,733, based on a per share price of $28.25 for our ordinary shares, included issuance of ordinary shares, the grant of options and transaction costs. The acquisition was accounted for using the purchase method of accounting. The fair market value of ITDS' assets and liabilities has been included in the balance sheet as of the acquisition date. The results of ITDS' operations are included in the consolidated statement of operations, commencing December 1, 1999. An acquired technology valuation, which was independently determined, included both existing technology and in-process research and development. The valuation of these technologies was made by applying the income forecast method which considers the present value of cash flows by product lines. The fair value of existing technology products was valued at $12,342 and is being amortized over five years. Purchased in-process research and development, valued at $19,876, was charged to expense immediately following the completion of

                                 AMDOCS LIMITED
        NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                (in U.S. dollars)
                      (in thousands, except per share data)



     the acquisition (during the quarter ended December 31, 1999) as this technology had not reached technological feasibility and has no alternative use. This technology required additional development, coding and testing efforts before technological feasibility could be determined. The fair value of customer base was valued at $647 and the fair value of workforce-in-place was valued at $5,407, each of which is being amortized over five years. The excess of the purchase price over the fair value of the net assets acquired, or goodwill, of $70,796 is being amortized over 15 years.

Solect

     On April 5, 2000, the Company completed the purchase of Solect Technology Group Inc. (Solect), in a stock-for-stock transaction. Solect is a leading provider of customer care and billing software to IP service providers. Under the terms of the combination agreement, all then outstanding Solect common shares were exchanged for shares of a newly issued class of exchangeable shares of Solect. The Company then acquired all of the original common shares of Solect. The Solect exchangeable shares entitle holders to dividends and other rights economically equivalent to the Company's ordinary shares, including the right, through a voting trust, to vote at the Company's shareholder meetings, and are exchangeable at the option of holders into the Company's ordinary shares on a one-for-one basis. The total purchase price of $1,088,154, based on a per share price of $69.875 for the Company's ordinary shares, included both the issuance of 13,846,302 exchangeable shares, the grant of options to purchase 1,653,662 ordinary shares, as well as transaction costs. An aggregate 1,170,000 of the exchangeable shares issued in the transaction have been placed in escrow until April, 2001 to indemnify the Company against any breaches of representations or warranties under the combination agreement. The acquisition was accounted for using the purchase method of accounting. The fair market value of Solect's assets and liabilities has been included in the balance sheet as of the acquisition date. The results of Solect's operations are included in the consolidated statement of operations, commencing April 6, 1999. An acquired technology valuation, which was independently determined, included both existing technology and in-process research and development. The valuation of these technologies was made by applying the income-forecast method that considers the present value of cash flows by product lines. The fair value of existing technology products was valued at $18,272 and is being amortized over two years. Purchased in-process research and development, valued at $50,554, was charged to expense immediately following the completion of the acquisition as this technology had not reached technological feasibility and has no alternative use. This technology will require varying additional development, coding and testing efforts before technological feasibility can be determined. The fair value of customer base was valued at $1,211 and the fair value of workforce-in-place was valued at $3,286, each of which is being amortized over three years. The excess of the purchase price over the fair value of net assets acquired, or goodwill, of $986,756 is being amortized over five years.

     Set forth below is the pro forma revenue, operating income (loss), net loss and loss per share as if ITDS and Solect had been acquired as of the beginning of the respective periods, excluding the write off of purchased in-process research and development and other indirect acquisition related costs, for the following periods:


                                                        Three months ended                Nine months ended
                                                             June 30,                          June 30,
                                                  -------------------------------   -------------------------------
                                                      2000             1999             2000              1999
                                                  -------------    --------------   --------------    -------------

     Revenue                                         $  297,002        $  202,778       $  837,716        $ 551,952
     Operating income (loss)                             15,935            (8,849)          20,561          (38,453)
     Net income (loss)                                  (11,418)          (24,083)         (38,509)         (79,286)
     Basic earnings (loss) per share                      (0.05)            (0.11)           (0.18)           (0.36)
     Diluted earnings (loss) per share                    (0.05)            (0.11)           (0.18)           (0.36)



                                 AMDOCS LIMITED
        NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                (in U.S. dollars)
                      (in thousands, except per share data)



3.   Related-Party Transactions

     The following related party transactions are included in the consolidated statement of operations for the following periods:


                                                        Three months ended                 Nine months ended
                                                             June 30,                          June 30,
                                                  -------------------------------    ------------------------------
                                                      2000             1999              2000             1999
                                                  -------------    --------------    -------------    -------------
   Revenue:
        License                                       $   1,707         $     140        $   8,737          $   418
        Service                                          36,671            22,473          102,650           68,422

   Operating expenses:
        Cost of service                                     785               987            2,413            2,044
        Selling, general and administrative                 140               196              538              428


4.   Comprehensive Income (Loss)

     Comprehensive income (loss) represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

     The following table sets forth the reconciliation from net income (loss) to comprehensive income (loss) for the following periods:


                                                       Three months ended                  Nine months ended
                                                            June 30,                           June 30,
                                                  ------------------------------     ------------------------------
                                                      2000             1999              2000             1999
                                                  -------------    -------------     -------------    -------------


   Net income (loss)                                $ (67,159)        $  25,421        $  (7,015)        $  68,704
   Other comprehensive income:
     Unrealized income (loss) on derivative
         instruments, net of tax                       (2,677)            2,333            3,693             4,053
     Unrealized income on short-term
         interest-bearing investments, net
         of tax                                            20           --                    20          --
                                                  -------------    -------------     -------------    -------------
   Comprehensive income (loss)                      $ (69,816)        $  27,754        $  (3,302)        $  72,757
                                                  =============    =============     =============    =============



5.   Income Taxes

The provision for income taxes for the following periods consists of the following:


                                                         Three months ended                  Nine months ended
                                                              June 30,                           June 30,
                                                  ---------------------------------    ------------------------------
                                                       2000              1999              2000             1999
                                                  ---------------    --------------    -------------     ------------

   Current                                            $    35,728         $  14,325        $  66,187        $  28,076
   Deferred                                                (5,020)           (3,431)               5            1,368
                                                  ---------------    --------------    -------------     ------------
                                                     $     30,708         $  10,894        $  66,202        $  29,444
                                                  ===============    ==============    =============     ============


                                 AMDOCS LIMITED
        NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                (in U.S. dollars)
                      (in thousands, except per share data)


As a Guernsey corporation with tax-exempt status, the Company's overall effective tax rate is attributable solely to foreign taxes and has historically approximated 30%. In conjunction with the acquisitions of ITDS and Solect, the Company has incurred indirect acquisition-related costs, as well as non-cash charges related to the amortization of purchased intangible assets and in-process research and development. Since a significant portion of such costs and charges are not deductible for tax purposes, the effective tax rate will be adversely affected during the period such charges are recorded. Excluding the impact of these items, the Company's overall effective tax rate would have remained approximately 30% for the three- and nine-month periods ended June 30, 2000. For the nine-month period ended June 30, 2000, the Company's blended effective tax rate, calculated based on income before income taxes excluding the impact of the non-recurring charges of in-process research and development and indirect acquisition-related costs, is 49%. The Company anticipates that the 49% effective tax rate will be applied in the fourth quarter of the current fiscal year.

6.   Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings
(loss) per share:


                                                           Three months ended                 Nine months ended
                                                                June 30,                           June 30,
                                                    ---------------------------------    -----------------------------
                                                         2000               1999             2000             1999
                                                    ---------------     -------------    -------------     -----------

   Numerator:
      Net income (loss)                               $   (67,159)         $  25,421        $  (7,015)        $68,704
                                                    ===============     =============    =============     ===========
   Denominator:
     Denominator for basic earnings (loss) per
          share - weighted average number of
          shares outstanding                               219,962           197,322          208,706         196,976
     Effect of dilutive stock options granted         (*)       --             2,988         (*)   --           2,673
                                                    ---------------     -------------    -------------     -----------
     Denominator for dilutive earnings (loss) per
          share - adjusted weighted average
          shares and assumed conversions                   219,962           200,310          208,706         199,649
                                                    ===============     =============    =============     ===========

     Basic earnings (loss) per share                   $    (0.31)         $    0.13        $   (0.03)        $  0.35
                                                    ===============     =============    =============     ===========

     Diluted earnings (loss) per share                 $    (0.31)         $    0.13        $   (0.03)        $  0.34
                                                    ===============     =============    =============     ===========





   (*)Due to net loss, potentially issuable shares are excluded from the computation of diluted average number of shares outstanding.

Item 2. Management's Discussion and Analysis of Results of Operations and Financial Condition

Introduction

In Management's Discussion and Analysis we explain the general financial condition and the results of operations for Amdocs and its subsidiaries including:

      - what factors affect our business,

      - what our revenue and costs were in the nine months and three months ended June 30, 2000 and 1999,

      - why those revenue and costs were different from period to period,

      - the sources of our revenue,

      - how all of this affects our overall financial condition,

      - what our expenditures were in the nine months and three months ended June 30, 2000 and 1999, and

      - the sources of our cash to pay for future capital expenditures.


 Management's Discussion and Analysis should be read in conjunction with Amdocs' consolidated financial statements. In Management's Discussion and Analysis, we analyze and explain the nine months to nine months and three months to three months changes in the specific line items in the consolidated statements of operations. Our analysis contains certain forward-looking statements that involve risk and uncertainties. Our actual results could differ materially from the results reflected in these forward-looking statements as they are subject to a variety of risk factors. We disclaim any obligation to update our forward-looking statements.

Overview

We are a leading provider of software products and services to the communications industry. Our Business Support Systems, or BSS, consist of families of customized software products and services designed to meet the mission-critical needs of specific communications market sectors. We provide primarily Customer Care, Billing and Order Management Systems, or CC&B Systems, for network operators and service providers. Our systems support a wide range of communications services including local, long distance, international, mobile, cable television, data, electronic commerce and Internet services. We also support companies that offer multiply service packages, commonly referred to as convergent services. In addition, we provide a full range of Directory Sales and Publishing Systems, or Directory Systems, to publishers of both traditional printed yellow page and white page directories and electronic Internet directories. Due to the complexity of BSS projects and the expertise required for system support, we also provide extensive customization, implementation, system integration, ongoing support, system enhancement, maintenance and outsourcing services.

We derive our revenue principally from:

     - the initial sale of our products and related services, including license fees and customization, implementation and integration services, and

     - recurring revenue from ongoing maintenance, support, outsourcing and other related services provided to our customers and, to a lesser degree, from incremental license fees resulting from increases in a customer's subscribers.

License revenue is primarily recognized as work is performed, using the percentage of completion method of accounting. Service revenue that involves significant ongoing obligations, including fees for customization, implementation and initial support services, is also recognized as work is performed, under the percentage of completion method of accounting. In outsourcing contracts, where the CC&B Systems solution includes the operation and maintenance of customers' billing systems, revenue is recognized in the period in which the bills are produced. Revenue from ongoing support services is recognized as work is performed. Revenue from third party hardware and software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of our percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our quarterly operating results.

    - License and service fee revenue from the sale of CC&B Systems amounted to $703.1 million and $325.4 million in the nine months ended June 30, 2000 and 1999, respectively, representing 87.5% and 73.3%, respectively, of our total revenue for such periods. License and service fee revenue from the sale of CC&B Systems amounted to $264.4 million and $125.8 million in the three months ended June 30, 2000 and 1999, respectively, representing 89.0% and 76.3%, respectively, of our total revenue for such periods.

We believe that the demand for CC&B Systems will continue to increase due to, among other key factors:

    -    the growth and globalization of the communications market,

    -    intensifying competition among communications carriers,

    - rapid technological changes, such as the introduction of wireless Internet services via WAP (Wireless Application Protocol) and GPRS (General Packet Radio Services) technology,

    -    the proliferation of new communications products and services, and

    -    a shift from in-house management to vendor solutions and outsourcing.


We also believe that a key driver of demand is the continuing trend for network operators and service providers to offer to their subscribers multiple service packages, commonly referred to as convergent services (combinations of local, long distance, international, mobile, cable television, IP, data and electronic commerce).

As a result of these developments, we believe that CC&B Systems will continue to account for the largest share of our total revenue.

Although the business of publishing traditional yellow page and white page directories is a mature business in the United States, it continues to be a significant source of revenue for us worldwide. We believe that we are a leading provider of Directory Systems in most of the markets that we serve.

    - License and service fee revenue from the sale of Directory Systems totaled $100.2 million and $118.8 million in the nine months ended June 30, 2000 and 1999, respectively, accounting for 12.5% and 26.7%, respectively, of our total revenue for such periods. License and service fee revenue from the sale of Directory Systems totaled $32.6 million and $39.1 million in the three months ended June 30, 2000 and 1999, respectively, accounting for 11.0% and 23.7%, respectively, of our total revenue for such periods.

The decrease in revenue from Directory Systems reflects a lowering of the volume of Directory Systems services required by our existing customers. We expect that the demand for our Directory Systems might modestly decrease in future periods resulting in the decrease of the contribution to total revenue of license and service fees from Directory Systems services over time.

Our research and development activities involve the development of new software modules and product offerings in response to an identified market demand, either in conjunction with a customer project or as part of our product development program. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications market. Research and development expenditures amounted to $53.0 million and $28.5 million in the nine months ended June 30, 2000 and 1999, respectively, representing 6.6% and 6.4% of our revenue in these periods, respectively. Research and development expenditures amounted to $20.3 million and $11.0 million in the three month ended June 30, 2000 and 1999, respectively, representing 6.8% and 6.7% of our revenue in these periods, respectively. In the next several years, we intend to continue to make substantial investments in our research and development and anticipate a significant increase in absolute dollar terms in research and development expenditures. As a percentage of our expected revenue for this period, we believe that our research and development expenditures will increase only modestly.

On November 30, 1999, we completed the purchase of ITDS, in a stock-for-stock transaction. ITDS is a leading provider of solutions for outsourcing of billing operations to communications companies. This acquisition has expanded the scope of our CC&B Systems offering and, we believe, has further established our leadership in providing total solutions to the communications industry. In connection with the consummation of this transaction, we issued 6,450,714 ordinary shares and granted 1,102,955 options to purchase ordinary shares. The total purchase price of $188.7 million includes issuance of ordinary shares, the grant of options and transaction costs. The acquisition was accounted for using the purchase method of accounting. The fair market value of ITDS' assets and liabilities has been included in our balance sheet as of the acquisition date. An acquired technology valuation, which was determined by an independent appraiser, included both existing technology and in-process research and development. The valuation of these items was made by applying the income forecast method which considers the present value of cash flows by product lines. The fair value of existing technology products was valued at $12.3 million and is being amortized over five years. In-process research and development, valued at $19.9 million, was charged to expense immediately following the completion of the acquisition (in the quarter ended December 31, 1999) as this technology had not reached technological feasibility and has no alternative use. Additional development, coding and testing efforts were required before technological feasibility could be determined. The fair value of customer base was valued at $0.6 million and the fair value of workforce-in-place was valued at $5.4 million, both of which are being amortized over five years. The excess of the purchase price over the net assets acquired, or goodwill, of $70.8 million is being amortized over 15 years.

On April 5, 2000, we completed the purchase of Solect, in a stock-for-stock transaction. Solect is a leading provider of IP billing and customer care software to Internet service providers, including wireless and application service providers, or ASP's. The Solect acquisition is expected to expand our Internet customer base for CC&B Systems. Under the terms of the combination agreement, all then outstanding Solect common shares were exchanged for shares of a newly issued class of exchangeable shares of Solect. We acquired all of the original common shares of Solect. The Solect exchangeable shares entitle holders to dividends and other rights economically equivalent to our ordinary shares, including the right, through a voting trust, to vote at our shareholder meetings, and are exchangeable at the option of the holders into our ordinary shares on a one-for-one basis. The total purchase price of $1,088.2 million includes the issuance of 13,846,302 exchangeable shares, the grant of options to purchase 1,653,662 ordinary shares and transaction costs. An aggregate 1,170,000 of the exchangeable shares issued in the transaction have been placed in escrow until April 2001 to indemnify the Company against any breaches of representations or warranties under the combination agreement. The acquisition was accounted for using the purchase method of accounting. The fair market value of Solect's assets and liabilities has been included in our balance sheet as of the acquisition date. An acquired technology valuation, which was determined by an independent appraiser, included both existing technology and in-process research and development. The valuation of these items was made by applying the income-forecast method, which considers the present value of cash flows, by product lines. The fair value of existing technology products was valued at $18.3 million and is being amortized over two years. In-process research and development, valued at $50.6 million, was charged to expense immediately following the completion of the acquisition as this technology had not reached technological feasibility and has no alternative use. Additional development, coding and testing efforts will be required before technological feasibility can be determined. The fair value of customer base was valued at $1.2 million and the fair value of workforce-in-place was valued at $3.3 million, both of which are being amortized over three years. The excess of the purchase price over the net assets acquired, or goodwill, of $986.8 million is being amortized over five years.

Results of Operations

The following table sets forth, for each of the nine and three months ended June 30, 2000 and 1999, respectively, certain items in our consolidated statements of operations reflected as a percentage of total revenue:


                                        Three months ended                         Nine months ended
                                             June 30,                                   June 30,
                             ------------------------------------------ -----------------------------------------
                                        2000                    1999                 2000                 1999
                             ----------------------------     ---------    -------------------------    ---------
                              Pro forma(*)  As reported                    Pro forma(*)  As reported
                             ----------------------------                  -------------------------
Revenue:
     License                         11.0%          11.0%         11.9%          11.2%         11.2%        11.7%

     Service                         89.0           89.0          88.1           88.8          88.8         88.3
                                     ----           ----          ----           ----          ----         ----
                                    100.0          100.0         100.0          100.0         100.0        100.0
                                    -----          -----         -----          -----         -----        -----
Operating expenses:
   Cost of license                    0.6            0.6           0.8            0.5           0.5          0.9
   Research and
     development                      6.8            6.8           6.7            6.6           6.6          6.4
   Selling, general and
     administrative                  12.5           12.5          12.3           12.2          12.2         12.0
   Amortization of
     goodwill and
     purchased intangible
     assets                            --           18.2            --             --           7.1           --
   In-process research and
     development and other
     indirect acquisition
     related costs                     --           18.8            --             --           9.4           --
                                     ----           ----          ----           ----   -       ---         ----
                                     76.4          113.4          77.1           76.9          93.4         76.7
                                     ----          -----          ----           ----          ----         ----
Operating income (loss)              23.6          (13.4)         22.9           23.1           6.6         23.3
Other income (expense),
  net                                 1.1            1.1          (0.9)           0.8           0.7         (1.2)
                                      ---            ---         -----            ---           ---        -----
Income (loss) before
  income taxes                       24.7          (12.3)         22.0           23.9           7.3         22.1
Income taxes                          7.4           10.3           6.6            7.2           8.2          6.6
                                     ----          -----         -----          -----        ------        -----
Net income (loss)                    17.3%         (22.6%)        15.4%          16.7%         (0.9%)       15.5%
                                    =====        =======         =====          =====        ======        =====

(*) The pro forma financial information excludes purchased in-process research and development, indirect acquisition related costs, amortization of goodwill and purchased intangible assets and related tax effect related to the ITDS and Solect transactions.

Nine Months Ended June 30, 2000 and 1999

         Revenue. Revenue for the nine months ended June 30, 2000 was $803.3 million, an increase of $359.1 million, or 80.9%, compared to the nine months ended June 30, 1999, primarily due to the continuance of the growth in the demand for our CC&B Systems solutions and, to a lesser degree, from the acquisition of ITDS. License revenue increased from $52.0 million in the nine months ended June 30, 1999 to $89.6 million during the nine months ended June 30, 2000, an increase of 72.4%, and service revenue increased 82.0% in the nine months ended June 30, 2000 from $392.2 million in the nine months ended June 30, 1999 to $713.6 million in the nine months ended June 30, 2000. Total CC&B Systems revenue for the nine months ended June 30, 2000 was $703.1 million, an increase of $377.7 million, or 116%, compared to the nine months ended June 30, 1999. Revenue from Directory Systems was $100.2 million for the nine months ended June 30, 2000, a decrease of $18.6 million, or 15.7%, from the nine months ended June 30, 1999. The decrease in revenue from Directory Systems reflects a decrease in the volume of Directory Systems services required by our existing customers.

    In the nine months ended June 30, 2000, revenue from customers in North America, Europe, and the rest of the world accounted for 46%, 42% and 12%, respectively, compared to 40%, 39% and 21%, respectively, for the nine months ended June 30, 1999. The growth in North America was primarily attributable to the revenue from already existing ITDS customers in North America and, to a lesser degree, new Amdocs customers in North America. The growth in revenue from customers in Europe was primarily attributable to increased competition among communications companies within and continued deregulation of the European market.

    Cost of License. Cost of license for the nine months ended June 30, 2000 was $4.3 million, an increase of $0.3 million, or 7.0%, from cost of license for the nine months ended June 30, 1999. Cost of license includes amortization of purchased computer software and intellectual property rights.

    Cost of Service. Cost of service increased from $254.7 million for the nine months ended June 30, 1999 to $462.4 million for the nine months ended June 30, 2000. The increase in cost of service is consistent with the increase in revenue for the period, and reflects increased employment levels required to support the continuing growth in revenue. As a percentage of revenue, cost of service of 57.6% for the nine months ended June 30, 2000 essentially was unchanged from 57.4% for the nine months ended June 30, 1999.

    Research and Development. Research and development expense was primarily comprised of compensation expense attributable to research and development activities, either in conjunction with customer projects or as part of our product development program. In the nine months ended June 30, 2000, research and development expense was $53.0 million, or 6.6% of revenue, compared with $28.5 million, or 6.4% of revenue, in the nine months ended June 30, 1999. The increase in research and development expense represents ongoing expenditures primarily for CC&B Systems and, to a lesser extent, for Directory Systems.

    Selling, General and Administrative. Selling, general and administrative expense, primarily comprised of compensation expense, increased from $53.3 million for the nine months ended June 30, 1999 to $97.9 million for the nine months ended June 30, 2000. The increase in selling, general and administrative expense is in line with the increase in our revenue for the nine months ended June 30, 2000. As a percentage of revenue, selling, general and administrative expense of 12.2% for the nine months ended June 30, 2000 essentially was unchanged from 12.0% for the nine months ended June 30, 1999.

    Amortization of Goodwill and Purchased Intangible Assets. Amortization of goodwill and purchased intangible assets in the nine months ended June 30, 2000 relates to the Solect and ITDS transactions.

    In-process Research and Development and Other Indirect Acquisition Related Costs. In-process research and development and other indirect acquisition related costs in the nine months ended June 30, 2000 consisted primarily of one-time charges of $19.9 million and $50.6 million of write-offs of purchased in-process research and development related to the ITDS and Solect transactions, respectively.

    Operating Income. Operating income of $53.2 million decreased to 6.6% of revenue for the nine months ended June 30, 2000, as compared to 23.3% for the nine months ended June 30, 1999, primarily due to the one-time charges for in-process research and development related to the acquisitions of ITDS and Solect. Pro forma operating income in the nine months ended June 30, 2000, excluding the ITDS and Solect acquisitions related charges, was $185.7 million, or 23.1% of revenue, as compared with $103.6 million, or 23.3% of revenue, in the nine months ended June 30, 1999, an increase of 79.3%.

    Other Income (Expense), Net. In the nine months ended June 30, 2000, other income (expense), net was $6.0 million, an increase of $11.4 million from the nine months ended June 30, 1999. The increase in other income (expense), net, is primarily attributable to the reduction in debt through the use of cash from operations and interest from accumulating cash equivalents and short-term interest-bearing investments.

    Income Taxes. Income taxes in the nine months ended June 30, 2000 were $66.2 million on income before taxes of $59.2 million. Income taxes were $29.4 million on income before taxes of $98.1 million in the nine months ended June 30, 1999. In the nine months ended June 30, 2000, the effective tax rate was 49%, resulting from the non-cash amortization related to the acquisitions of ITDS and Solect, much of which are not tax deductible. The pro forma effective tax rate for the nine months ended June 30, 2000, excluding the ITDS and Solect acquisitions related charges, is 30%. See discussion below - "Effective Tax Rate".

    Net Income (Loss). Net loss for the nine months ended June 30, 2000 was $7.0 million, or $0.03 per diluted share, compared to net income of $68.7 million, or $0.34 per diluted share, in the nine months ended June 30, 1999. Pro forma net income in the nine months ended June 30, 2000, excluding the one-time charges of in-process research and development, indirect acquisition related costs and the amortization expenses related to the acquisitions of ITDS and Solect, increased by 95.3% from the nine months ended June 30, 1999, reaching $134.2 million, or $0.64 per diluted share.

Three Months Ended June 30, 2000 and 1999


    Revenue. Revenue for the three months ended June 30, 2000 was $297.0 million, an increase of $132.1 million, or 80.1%, compared to the three months ended June 30, 1999, primarily due to the continuance of the growth in the demand for our CC&B Systems solutions and, to a lesser degree, from the acquisitions of ITDS and Solect. License revenue increased from $19.6 million in the three months ended June 30, 1999 to $32.7 million during the three months ended June 30, 2000, an increase of 66.3%. Service revenue increased 82.0% to $264.3 million in the three months ended June 30, 2000 from $145.2 million in the three months ended June 30, 1999. Total CC&B Systems revenue for the three months ended June 30, 2000 was $264.4 million, an increase of $138.6 million, or 110%, compared to the three months ended June 30, 1999. Revenue from Directory Systems was $32.6 million for the three months ended June 30, 2000, a decrease of $6.5 million, or 16.7%, from the three months ended June 30, 1999. The decrease in revenue from Directory Systems reflects a decrease in the volume of Directory Systems services required by our existing customers.

    In the three months ended June 30, 2000, revenue from customers in North America, Europe, and the rest of the world accounted for 45%, 42% and 13%, respectively, compared to 32%, 44% and 24%, respectively, for the three months ended June 30, 1999. The growth in North America was primarily attributable to the revenue from already existing ITDS customers in North America and, to a lesser degree, new Amdocs customers in North America.

    Cost of License. Cost of license for the three months ended June 30, 2000 was $1.7 million, an increase of $0.3 million, or 25.5%, from cost of license for the three months ended June 30, 1999. Cost of license includes amortization of purchased computer software and intellectual property rights. The increase in cost of license for the three months ended June 30, 2000 was attributable primarily to the increase in the required amortization of purchased computer software.

    Cost of Service. Cost of service increased from $94.5 million for the three months ended June 30, 1999 to $167.7 million for the three months ended June 30, 2000. The increase in cost of service is consistent with the increase in revenue for the quarter, and reflects increased employment levels required to support the continuing growth in revenue. As a percentage of revenue, cost of service decreased from 57.3% for the three months ended June 30, 1999 to 56.5% for the three months ended June 30, 2000.

    Research and Development. Research and development expense was primarily comprised of compensation expense attributable to research and development activities, either in conjunction with customer projects or as part of our product development program. In the three months ended June 30, 2000, research and development expense was $20.3 million, or 6.8% of revenue, compared with $11.0 million, or 6.7% of revenue, in the three months ended June 30, 1999. The increase in research and development expense represents ongoing expenditures primarily for CC&B Systems and, to a lesser extent, for Directory Systems.

    Selling, General and Administrative. Selling, general and administrative expense, primarily comprised of compensation expense, increased from $20.3 million for the three months ended June 30, 1999 to $37.3 million for the three months ended June 30, 2000. The increase in selling, general and administrative expense is in line with the increase in our revenue for the three months ended June 30, 2000. As a percentage of revenue, selling, general and administrative expense of 12.5% for the three months ended June 30, 2000 was essentially unchanged from 12.3% for the three months ended June 30, 1999..

    Amortization of Goodwill and Purchased Intangible Assets. Amortization of goodwill and purchased intangible assets in the three months ended June 30, 2000 relates to the Solect and ITDS acquisitions.

    In-process Research and Development and Other Indirect Acquisition Related Costs. In-process research and development and other indirect acquisition related costs in the three months ended June 30, 2000 consisted primarily of a one-time charge of $50.6 million of write-off of purchased in-process research and development related to the acquisition of Solect.

    Operating Income (Loss). Operating loss was $39.8 million for the three months ended June 30, 2000, as compared to operating income of $37.8 million for the three months ended June 30, 1999, a decrease of $77.6 million. The decrease is primarily due to the one-time charge of in-process research and development related to the acquisition of Solect. Pro forma operating income in the three months ended June 30, 2000, excluding the ITDS and Solect acquisitions related charges, was $70.0 million, or 23.6% of revenue, as compared with $37.8 million, or 22.9% of revenue, in the three months ended June 30, 1999, an increase of 85.3% .

    Other Income (Expense), Net. In the three months ended June 30, 2000, other income (expense), net, was $3.4 million, an increase of $4.8 million from the three months ended June 30, 1999. The increase in other income (expense), net, is primarily attributable to the reduction in debt through the use of cash from operations and interest from accumulating cash equivalents and short-term interest-bearing investments.

    Income Taxes. Income taxes in the three months ended June 30, 2000 were $30.7 million on loss before taxes of $36.5 million. Income taxes were $10.9 million on income before taxes of $36.3 million in the three months ended June 30, 1999. In the three months ended June 30, 2000, the disproportionate tax rate, resulted primarily from the in-process research and development related to the acquisition of Solect, which is not tax deductible. The pro forma effective tax rate for the three months ended June 30, 2000, excluding the ITDS and Solect acquisitions related charges, is 30%. See discussion below - "Effective Tax Rate".

    Net Income (Loss). Net loss for the three months ended June 30, 2000 was $67.2 million, or $0.31 per diluted share, compared to net income of $25.4 million, or $0.13 per diluted share, in the three months ended June 30, 1999. Pro forma net income in the three months ended June 30, 2000, excluding the one-time charges of in-process research and development, indirect acquisition related costs and the amortization expenses related primarily to the Solect acquisition, increased by 102% from the three months ended June 30, 1999, reaching $51.4 million, or $0.23 per diluted share.

Liquidity and Capital Resources

Cash and cash equivalents totaled $303.0 million as of June 30, 2000, compared to $85.2 million as of September 30, 1999. This increase in cash and cash equivalents is attributable primarily to cash flows from operations, and, to a lesser degree, to cash balances of $31.9 million and $35.9 million we acquired as part of the acquisition of ITDS and Solect, respectively, and exercising of employee stock options. Net cash provided by operating activities amounted to $186.6 million and $102.8 million for the nine months ended June 30, 2000 and 1999, respectively. A significant portion of our cash flow from operations during the nine months ended June 30, 2000 was used to invest in cash equivalents and short-term interest-bearing investments. We currently intend to retain our future earnings to support the further expansion of our business.

As of June 30, 2000, we had short-term revolving lines of credit totaling $141.0 million from various banks or bank groups, none of which was outstanding. As of that date, we also had utilized approximately $23.3 million of revolving credit facilities to support outstanding bank guarantees.

As of June 30, 2000, we had positive working capital of $264.7 million as compared to positive working capital of $35.9 million as of September 30, 1999, $145.7 million as of December 31, 1999 and $201.0 million as of March 31, 2000. The increase in working capital is primarily attributable to cash generated from operating activities and to the cash obtained from our acquisitions of ITDS and Solect. We believe that current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our liquidity needs in the near future.

As of June 30, 2000, we had long-term obligations outstanding of $20.7 million in connection with leasing arrangements. Currently, our capital expenditures, consisting primarily of computer equipment and vehicles, are funded principally by operating cash flows and capital leasing arrangements. We do not anticipate any change to this policy in the foreseeable future.

Net Deferred Tax Assets

Based on our assessment, it is more likely than not that all the net deferred tax assets as of June 30, 2000 will be realized through future taxable earnings. No significant increase in future taxable earnings would be required to fully realize the net deferred tax assets.

Year 2000 Issues

In prior years, we discussed the nature and progress of our plans to become Year 2000 ready. In late 1999, we completed our remediation and testing of systems. As a result of our planning and implementation efforts, we experienced no significant disruptions in mission-critical technology and non-information technology systems and believe those systems successfully responded to the Year 2000 date change. We are not aware of any material problems resulting from Year 2000 issues, either with our products and internal systems or the products and services of third parties. We will continue to monitor our mission-critical computer and software applications and those of our suppliers and vendors throughout the year 2000 to ensure than any latent Year 2000 matters that may arise are addressed promptly.

Effective Tax Rate

Our overall effective tax rate has historically been approximately 30% due to the various corporate income tax rates in the countries in which we operate and the relative magnitude of our business in those countries. Our consolidated effective tax rate (calculated as the income taxes out of the income before income taxes excluding non recurring charges of write off of purchased in-process research and development and other non recurring indirect acquisition related costs) for the nine months ended June 30, 2000 was 49%, compared to 30% in the nine months ended June 30, 1999. This higher effective tax rate was attributable to amortization charges related to our acquisitions of ITDS and Solect, much of which is not tax deductible. Excluding the impact of these charges, the effective tax rate for the nine months ended June 30, 2000 was 30%.

Currency Fluctuations

Approximately 87% of our revenue is in U.S. dollars or linked to the dollar and therefore the dollar is our functional currency. Approximately 58% of our operating expenses is paid in dollars or is linked to dollars. Other significant currencies in which we receive revenue or pay expenses are Australian dollars, British pounds, Canadian dollars, the euro and Israeli shekels. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our operations. As we expand our operations outside of the United States, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange contracts. As of June 30, 2000, we had hedged most of our significant exposures in currencies other than the dollar.

                                 AMDOCS LIMITED

Part II. Other Information
Item 6.  Exhibits and Reports on Form 6-K.

(a)      Exhibits

Exhibit No.                   Description
-----------                   -----------

99.1                          Amdocs Limited Press Release dated July 18,
                              2000.

(b)      Reports on Form 6-K.

         The Company filed the following reports on Form 6-K during the three months ended June 30, 2000:


              (1) Form 6-K dated April 11, 2000, relating to the acquisition of
                  Solect Technology Group, Inc. ("Solect"), a private company based in Toronto, Canada.

              (2) Form 6-K dated May 11, 2000, relating to the fiscal quarter ended March 31, 2000.

              (3) Form 6-K/A dated June 8, 2000, amending Form 6-K dated April
                  11, 2000, relating to the acquisition of Solect, including pro forma, unaudited and audited financial information.


















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



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 Amdocs Limited


                                                 /s/  Thomas G. O'Brien
                                                 ----------------------
                                                         Thomas G. O'Brien
                                                 Treasurer and Secretary
                                                 Authorized U.S. Representative


Date: July 31, 2000


















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



                                  EXHIBIT INDEX

Exhibit No.            Description
-----------            -----------

99.1                   Amdocs Limited Press Release dated July 18, 2000.


















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